UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Westown Parkway, 2nd Floor
(No. and Street)

West Des Moines (City) | Iowa (State) | 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie L. LaFollette | 515-273-3602
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *of individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue (Address) | Des Moines (City) | Iowa (State) | 50309 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Julie L. LaFollette, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of American Equity Capital, Inc. as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Chief Financial Officer and Treasurer

Notary Public

CRYSTAL D. MASON
Commission Number 753111
My Commission Expires
June 5, 2014

NOTARIAL SEAL IOWA

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Changes in Financial Condition
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Equity Capital, Inc:

We have audited the accompanying financial statements of American Equity Capital, Inc, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of American Equity Capital, Inc, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a

KPMG

required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 2 to the financial statements, stockholder's equity as of December 31, 2012 has been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

KPMG LLP

Des Moines, Iowa
March 11, 2014

AMERICAN EQUITY CAPITAL, INC.

Statement of Financial Condition

December 31, 2013

Assets		**2013**
Cash	$	212,109
Receivable under tax allocation agreement		61,401
Other assets		7,880
Total assets	$	281,390
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	20,000
Total liabilities		20,000
Stockholder's equity:		
Series preferred stock, without par value. Authorized, 200,000 shares; no shares issued or outstanding		—
Common stock, without par value (stated value $1 per share). Authorized, 300,000 shares; issued and outstanding, 13,000 shares		13,000
Additional paid-in capital		1,614,997
Accumulated deficit		(1,366,607)
Total stockholder's equity		261,390
Total liabilities and stockholder's equity	$	281,390

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Operations

Year ended December 31, 2013

		2013
Revenues:		
Concession fee income from related party	$	40,802
Interest		139
Total revenues		40,941
Expenses:		
Licenses and fees		26,985
Professional fees		20,000
Other operating expenses		72,661
Total expenses		119,646
Loss before income tax benefit		(78,705)
Income tax benefit		78,576
Net loss	$	(129)

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2012, as reported	$	13,000	1,614,997	(1,456,486)	171,511
Restatement adjustment (see note 2)		—	—	90,008	90,008
Balance at December 31, 2012, as restated		13,000	1,614,997	(1,366,478)	261,519
Net loss for year		—	—	(129)	(129)
Balance at December 31, 2013	$	13,000	1,614,997	(1,366,607)	261,390

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Cash Flows

Year ended December 31, 2013

		2013
Operating activities:		
Net loss	$	(129)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Change in amounts receivable from related party		2,400
Change in receivable under tax allocation agreement		28,607
Change in other assets		(2,217)
Change in accounts payable		(2)
Net cash provided by operating activities		28,659
Cash at beginning of year		183,450
Cash at end of year	$	212,109

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of variable insurance products issued by American Equity Investment Life Insurance Company (American Equity Life), a wholly owned subsidiary of the Parent and annuity products issued by Eagle Life Insurance Company (Eagle Life), a wholly owned subsidiary of American Equity Life.

(b) Commissions and Concession Fee Income

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance company and recognized at the time of collection. During 2013 there have been no variable annuity sales. The affiliated insurance company ceased offering a variable annuity contract during 2012 and all previously sold variable annuity contracts were surrendered. None of the Company's affiliates are currently offering variable products.

Concession fee income is derived from an agreement with Eagle Life, an affiliated company, by which the Company is paid a percentage of all premiums received by Eagle Life in exchange for providing certain training and educational services. Concession fee income is recognized as it is earned.

(c) Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's operating loss is included in the nonlife subgroup consolidated income tax return of the Parent. Pursuant to the current tax-sharing agreement signed in 2011, the Company will be reimbursed for its net operating losses to the extent such losses are or have been utilized by the consolidated group.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(2) Restatement

The Company has restated its accumulated deficit and stockholder's equity as of December 31, 2012 to correct an error identified in relation to the Company's income tax benefit recorded in 2012. The table below summarizes the impact of the correction to the previously issued financial statements as of and for the year ended December 31, 2012.

		As previously reported	Adjustment	Restated
Statement of Financial Condition				
Accumulated deficit	$	(1,456,486)	90,008	(1,366,478)
Total stockholder's equity		171,511	90,008	261,519
Statement of Operations				
Net loss		(92,010)	90,008	(2,002)

(3) Liquidity

The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent upon support from its Parent until profitable operations can be achieved.

(4) Income Taxes

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the statement of operations as follows:

		2013
Income tax benefit at statutory rate	$	27,547
Change in federal valuation allowance		50,729
Other		300
Income tax benefit as reported	$	78,576

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's temporary differences relate to the existence of tax operating loss carryforwards arising since inception, which have not been used in the consolidated group, of $533,651 at December 31, 2013, and $3,589 related to employee stock options granted by the Company's Parent. Management has established a valuation allowance equal to the full amount of the deferred tax assets because of the uncertainty of future income estimates necessary for their ultimate realization. The tax operating loss carryforwards expire as follows: 2018 – $12,787; 2019 – $76,715; 2020 – $46,150; 2021 – $44,435; 2022 – $40,544; 2023 – $55,111; 2031 – $7,999; 2032 – $171,202; 2033 – $78,708.

(Continued)

As a result of the tax allocation agreement entered into by the Company in 2011, the Company is entitled to be reimbursed for any net operating losses incurred by the Company and used by other members of the consolidated group. The Company recognized current tax benefits of $78,576 during the year ended December 31, 2013, which are the amounts of net operating losses used, or expected to be used, by members of the consolidated group.

The Company has adopted the guidance in FASB ASC 740, *Income Taxes*, regarding accounting for income tax uncertainties. There are no unrecognized tax benefits or accruals for interest or penalties recognized in the statement of operations for the year ended December 31, 2013 or in the statement of financial position at December 31, 2013. The amount of unrecognized tax benefits reflected in the financial statements is not expected to significantly increase or decrease within the subsequent 12-month period. Generally, the 2009–2012 tax years are subject to examination by taxing authorities.

(5) Regulatory Requirements

(a) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, not to exceed 15 to 1. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2013, the Company had defined net capital of $192,109, which was $187,109 in excess of its required net capital of $5,000 and the Company's percentage of aggregate indebtedness to net capital was 10.41%.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(6) Related-Party Transactions

On January 1, 2013, the Company entered into an agreement with Eagle Life under which the Company earns a fee equal to 20 basis points (0.20%) of all premiums received by Eagle Life on sales of nonregistered products in exchange for providing certain training and educational services to Eagle Life. These fees totaled $40,802 for the year ended December 31, 2013.

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's other operating expenses are paid to American Equity Life and Eagle Life, both affiliates, and represent an allocation of shared expenses. These shared expenses, which are allocated based on estimated cost, consist primarily of an allocation of overhead expenses and compensation expenses for employees of affiliates of the Company that spend a portion of their time on Company related tasks. The Company's portion of these shared expenses, which is included in other operating expenses in the statements of operations, was $58,600 for the year ended December 31, 2013.

(7) Subsequent Events

The Company has evaluated subsequent events through March 11, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2013

Computation of Net Capital

1. Total ownership equity from statement of financial condition	$	261,390
2. Deduct ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		261,390
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		261,390
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		69,281
B. Secured demand note deficiency		—
C. Commodity futures contracts and spot commodities – proprietary capital charges		—
D. Other deductions and/or charges		—
		69,281
7. Other additions and/or allowable credits		—
8. Net capital before haircuts on securities positions		192,109
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		—
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue concentration		—
E. Other		—
		—
10. Net capital	$	192,109

(Continued)

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2013

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,333
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		187,109
15. Net Capital (line 10) less the greater of 120% of minimum dollar net capital (line 12) or 10% of total aggregate indebtedness (line 19)		186,109

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	20,000
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	20,000
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		10.41%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		—

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $5,000 has been reported.

There are no differences between the Company's amended computation of net capital required under Rule 13c3-1 included in the Company's amended unaudited form X-174A-5 Part IIA, filed with the Financial Industry Regulatory Authority (FINRA) on March 11, 2014, and the Company's computation of net capital required under Rule 15c3-1, above.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule II – Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt under subparagraph (k)(1) of Rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt under subparagraph (k)(1) of Rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements of American Equity Capital, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 11, 2014.

The Company did not have a control in place to properly determine its income tax expense or benefit calculated in accordance the tax sharing arrangement with its Parent. As a result, a material misstatement of the financial statements was identified and stockholder's equity as of December 31, 2012 has been restated in the 2013 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we consider the material weakness discussed above to be a material inadequacy.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 11, 2014